Mail Stop 4561

      July 7, 2005


By U.S. Mail and Facsimile to (202) 362-2902

Robert M. Cashill
Chief Executive Officer and President
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

Re:	Investors Bancorp, Inc.
	Form S-1 filed June 10, 2005
	File No. 333-125703

Dear Mr. Cashill:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

2. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

3. Please file updated consents for all audited financial statements included in your next filing.

Summary, page 1

4. In the summary, include a section that provides historic aftermarket performance information of other MHC conversions.

The Offering, page 3

5. In the first line, explain who has imposed the requirement that Investors Bancorp, MHC own a majority of the outstanding shares of Investors Bancorp.

Reasons for the Offering, page 4

6. Please list the reasons by their priority. Under use of proceeds, please be more specific. For example, disclose how much will be used to invest in securities and how much will be invested in the bank. For example, with respect to proceeds that will be contributed to the bank, disclose how much will be used to repay borrowings and at what rate. If the raising of capital is a secondary reason for this offering and not the primary reason, please make sure that the reader understands this.

How We Determined to Offer..., page 6

7. Please revise the language at the bottom of page 7 to state that in the event of a resolicitation, all funds will be returned to subscribers except for those subscribers who make a positive indication of their intention to renew their order. Please also make this disclosure on the cover page of the prospectus.

Officers, Directors and Employees, page 9

8. Please more fully discuss how you plan to adopt the transition guidance in paragraphs 69-83 of SFAS No. 123(R). We note your reference to grant-date fair value accounting for your planned stock-based incentive option plan in your pro forma financials. Please revise all relevant disclosures in this section and your pro formas as it relates to your current and planned future accounting involving this guidance.

Our Policy Regarding Dividends, page 13

9. Unless you include additional specific information, please delete sentence two as we assume that every board would make this statement.
Make similar changes on page 29.




Risk Factors

There is no assurance that our strategy to change the mix..., page
18

10. We note your statement that the bank previously emphasized investments in securities funded with wholesale borrowings, and has recently begun shifting toward greater emphasis on loans and retail deposits. Please briefly explain the business reasons for the previous policy.

We have experienced declining earnings..., page 20

11. Please revise to clarify the reasons for the declining earnings prior to the balance sheet restructuring in March, 2005.

Market for the Common Stock, page 30

12. Please revise to clarify whether application has been made for listing on Nasdaq, and if so what the status of that application is.
Revise the cover page also, as appropriate.

Pro Forma Data

Pro Forma Net Income, page 37 and 39

13. Please ensure that all pro forma information presented is properly calculated. We are unclear how you determined the calculations supporting the values adjacent to the pro forma stock option plan adjustment, and 2) the pro forma recognition and retention plan adjustments. For example, we note the following:

* We are unclear why you have chosen not to allocate 20% of these benefit plans in the calculations supporting Notes 3 and 4.
Please
explain and/or revise as necessary;
* We are unclear why you have used a option value of $10.00 per share
in determining the adjustment to the stock option plan when your footnote refers to you using a grant-date fair value of $4.07 per share in the calculation;
* The calculation supporting the stock option plan adjustment would
appear to include 100% of planned stock option benefits and not
80%
as your footnote implies;
* We are unclear why you have apparently used a 10 year life amortization for your stock option plan adjustment when your footnote refers to a 5 year vesting period and corresponding amortization;
* Please tell us how you determined the relevant adjustment to the stockholders` equity section for the Charitable Foundation. In your
March 31, 2005 presentation, you do not include the expense, net of tax, of contribution to the Charitable Foundation, but you do for the
June 30, 2004 presentation. Please explain how you determined the appropriateness of these adjustments and clearly revise your footnotes as needed.

Note (2), pages 37 and 39

14. Please expand this note to detail how you determined the market value of shares issued to and cash contribution for the Charitable Foundation.

Note (3), pages 37 and 39

15. Disclose the total number of outstanding shares used as basis in determining the 1.96% of total outstanding shares assumed to be issued for the recognition and retention plan for each scenario presented. We note that total number of outstanding shares for this purpose include those issued in the public offering, Charitable Foundation and Investors Bancorp.

Note (4), pages 37 and 39

16. We note your discussion and reference to the inclusion of pro forma net income adjustment amounts for the proposed stock option plan. Please tell us why you have not included the total amount representing 4.90% of outstanding shares, including those issued to
Investors Bancorp, MHC and to the Charitable Foundation as an adjustment to Pro Forma`s Stockholders` Equity. Please revise the presentation and footnotes, if necessary.

Market Area, page 68

17. Please expand your primary market area information to include information on the population characteristics of the counties you serve, including information and trends relating to population growth or decline, aging and per capita income and describe any material changes in these factors.

Loan Originations, Purchase Participations and Servicing of Loans, page 74

18. Please disclose the reasons for your heavy reliance on purchased loans. If loan demand in your market areas is low, discuss the possible reasons for that. Also, in light of your changing policy toward greater reliance on loans, disclose the extent to which you expect to rely on purchased loans in the foreseeable future.




19. We note you purchased a significant amount of mortgage loans from
various entities as well as pools of mortgage loans in the
secondary
market on a bulk purchase basis.   Please explain the following
and
revise relevant disclosures, financial statements and related footnotes, if necessary:

* What consideration was given to the guidance in paragraphs 4-6 of
SOP 03-3 related to recognition, measurement and display of relevant loans acquired for the periods presented;
* What consideration was given to the disclosure provisions in paragraphs 14-16 of SOP 03-3 for the periods presented;
* What consideration was given to the disclosure guidance in paragraph 17(e) of SFAS No. 140 as it relates to servicing assets and liabilities.

Marketable Equity Securities, page 83

20. We note you recorded an impairment charge of $3.1 million for the year ended June 30, 2004 on two issues of Freddie Mac preferred stock. Please provide us additional details surrounding the details of and related accounting for this charge:

* The acquisition date and cost of each Freddie Mac preferred stock you held prior to the impairment and any subsequent acquisitions, if any;
* Amortized cost and estimated fair value for June 30, 2003 and each subsequent quarter ended up to and including December 31, 2004;
* Facts and circumstances supporting amount and timing of related impairment charge, including why the charge was taken in one particular period as opposed to another;
* How and why you believe you have fully complied with the relevant guidance in SFAS 115 and SAB Topic 5:M.

Sources of Funds, page 86

21. Please disclose the extent to which you use brokered deposits. If material, discuss the risks of such deposits and the reasons for reliance on them.

Director Compensation, page 117

22. Please revise the discussion to clarify whether some or all of the company`s directors are paid both for their service on the board of the company and that of the bank. Note how many board meetings were held last year and the total compensation paid to board members.



Benefit Plans, page 118

23. In the second paragraph note the dollar amount that would have been paid, assuming that the severance payment provision had been tripped as of a recent date.

24. On page 122, expand the table to include the salaries of the company`s highest paid employees.

25. With respect to the Supplemental Retirement Plan1, we assume that the four executives participating are none of the named executives.
Please confirm to us that our assumption is correct.

26. Please revise the presentation of the information of the Supplemental Retirement Plan II so that it is clearer and more understandable to the average reader.

How We Determined Stock Pricing..., page 139

27. Please disclose whether any material relationship between Investors Bancorp and FinPro has existed within the previous two years, and if so, the nature of that relationship.

Financial Statements

Note 18, page F-37

28. Please disclose the existence and estimated impact of SOP 03-
3.
We note SAB 74.

Exhibits

Exhibit 8

29. Please file the signed tax opinion when it becomes available.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.







      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding accounting-related matters. Please contact
Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	John J. Gorman, Esq.
	Marc P. Levy, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, N.W., Suite 400
	Washington, D.C. 20015

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Investors Bancorp, Inc.
Robert M. Cashill
July 7, 2005
Page 8